SCHEDULE A

Directors and Executive Officers of GCM Grosvenor Inc.

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Michael J. Sacks Chairman and Chief Executive Officer	Chairman and Chief Executive Officer of GCM Grosvenor Inc.	c/o GCM Grosvenor Inc., 900 North Michigan Avenue, Suite 1100, Chicago, IL 60611	United States of America
Jonathan R. Levin President and Director	President of GCM Grosvenor Inc.	c/o GCM Grosvenor Inc., 900 North Michigan Avenue, Suite 1100, Chicago, IL 60611	United States of America
Angela Blanton Director	Chief Financial Officer of Carnegie Mellon University	c/o GCM Grosvenor Inc., 900 North Michigan Avenue, Suite 1100, Chicago, IL 60611	United States of America
Francesca Cornelli Director	Dean of Northwestern University Kellogg School of Management	c/o GCM Grosvenor Inc., 900 North Michigan Avenue, Suite 1100, Chicago, IL 60611	United States of America
Stephen Malkin Director	President of Ranger Capital Corporation	c/o GCM Grosvenor Inc., 900 North Michigan Avenue, Suite 1100, Chicago, IL 60611	United States of America
David Helfand Director	President, Chief Executive Officer and Chair of the Board of Equity Commonwealth	c/o GCM Grosvenor Inc., 900 North Michigan Avenue, Suite 1100, Chicago, IL 60611	United States of America
Samuel C. Scott III Lead Independent Director	Retired Chairman, President and CEO of Corn Products International, Inc. (today known as Ingredion Inc.)	c/o GCM Grosvenor Inc., 900 North Michigan Avenue, Suite 1100, Chicago, IL 60611	United States of America
Pamela Bentley Chief Financial Officer	Chief Financial Officer of GCM Grosvenor Inc.	c/o GCM Grosvenor Inc., 900 North Michigan Avenue, Suite 1100, Chicago, IL 60611	United States of America
Sandra Hurse Chief Human Resources Officer	Chief Human Resources Officer of GCM Grosvenor Inc.	c/o GCM Grosvenor Inc., 900 North Michigan Avenue, Suite 1100, Chicago, IL 60611	United States of America
Frederick E. Pollock Chief Investment Officer	Chief Investment Officer of GCM Grosvenor Inc.	c/o GCM Grosvenor Inc., 900 North Michigan Avenue, Suite 1100,	United States of America

Chicago, IL 60611

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, none of the individuals listed above beneficially owns any Common Stock or has had any transactions in Common Stock in the past 60 days.